Exhibit 99.14

GLENN R. CLARK & ASSOCIATES LIMITED
288 KING STREET EAST, COBOURG
ONTARIO, CANADA, K9A 1L8

905-377-1031	oreman@sympatico.ca

CONSENT OF GLENN R. CLARK

The undersigned hereby consents to the use of our name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Gammon Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Information relating to the mineral reserve and mineral resource calculations for the El Cubo property;

2.	The technical report dated October 15, 2009 titled “El Cubo Gold Silver Mine, Guanajuato, Mexico” (the “Guanajuato Report”); and

3.

The annual information form of the Company dated March 30, 2010, which includes reference to the undersigned’s name in connection with information relating to the Guanajuato Report, and the properties described therein.

Date: March 30, 2010

/s/ Glenn R. Clark
Glenn R. Clark, P. Eng.
President, Glenn R. Clark & Associates